Exhibit 1



                               Steven G. Mihaylo
                                P.O. Box 19790
                              Reno, Nevada 89511


                                 April 3, 2006


VIA EMAIL AND OVERNIGHT COURIER
-------------------------------

Board of Directors of Inter-Tel, Incorporated
c/o Alex Cappello, Chairman
1615 South 52nd Street
Tempe, Arizona 85281

Dear Members of the Board of Directors:

         As indicated in the Schedule 13D that I filed on March 6, 2006, I have been exploring various alternatives with respect to my ownership stake in Inter-Tel, Incorporated (the "Company"). In that connection, I am discussing a possible arrangement between myself and Vector Capital Corporation (together with its affiliates, "Vector"), a technology-focused private equity fund with substantial experience investing in and acquiring technology companies. We have been meeting to discuss the possibility of together pursuing an acquisition of the Company and the manner in which that might best be effected. Together, we believe that the best path forward for both ourselves and the Company's shareholders is to work with you to negotiate an all-cash acquisition of the Company. We are writing to propose a meeting with the Company's Board of Directors to discuss such a transaction.

         I take tremendous pride in the Company's accomplishments to date, and feel deep personal gratitude toward the devoted employees, dealers and customers that have supported the Company over the years. I am deeply concerned, however, with the Company's ability to quickly and efficiently complete the critical transition of its business from a circuit-switched model to a converged, IP-centric model in an increasingly competitive marketplace. This challenge is exacerbated by the costs and distractions associated with maintaining the Company's publicly-traded status. I believe that the Company's current shareholders will face many quarters, if not years, of volatility and uncertainty during this transition.

         Vector and I are prepared to take on the risk associated with the transition of the business and, at the same time, pay the other existing shareholders a meaningful premium for their shares. Our strong preference is to work cooperatively with the Board in this process and to immediately commence an expedited and limited due diligence process. Although we may elect to proceed even without the Board's cooperation, we anticipate that such cooperation and access would result in a process that is mutually beneficial and would enable us to pay the best price to the Company's shareholders.

         We believe that a sale of the Company at this time will maximize value for the Company's shareholders and relieve them of the significant operational and market risks that they would otherwise face going forward. As the Company's founder and single largest shareholder, I strongly believe that our acquisition of the Company is the best path for the Company during this critical, but risky, transitional phase.

         We are eager to complete a transaction with the Company and look forward to hearing from you soon. In light of your recent Form 8-K filing regarding advance notice provisions that have been added to the Company's bylaws, it is important that I hear back from you by 5:00 p.m., Pacific time, on Wednesday, April 5. I can be reached at 775-338-4699 or at 602-738-9611 or by email at stevemihaylo@cox.net or stevemihaylo@yahoo.com.
            --------------------    -----------------------


Sincerely,

/s/ Steven G. Mihaylo

Steven G. Mihaylo


cc:      Vector Capital Corporation (via email)
         Stephen M. Wurzberg  (via email)
         Robert G. Day  (via email)